JOEL PENSLEY

Attorney at Law

211 Schoolhouse Road

Norfolk, Connecticut 06058

860-542-1122

Fax: 212-898-1266

Admitted in New York State

June 30, 2009

United States Securities

and Exchange Commission

Washington, D.C. 20549

Att.:  Celeste M. Murphy, Esq.

          Legal Branch Chief

Re:

Hipso Multimedia, Inc.

File No. 333-131599

Form 10-K for year ended November 30, 2008

Filed March 24, 2009

Dear Ms. Murphy:

This letter is in response to yours of June 8, 2009 relating to the Annual Report of Hipso Multimedia, Inc. (the “Registrant”).  I have reviewed your comments with the Registrant’s officers, and the Registrant has the following responses corresponding to the numbers of your comments:

General

1.

 The “smaller reporting company” box was incorrectly labeled although correctly checked. The front cover page of the Form 10-K now indicates by check mark that the Registrant is a “smaller reporting company.”

2.

 The employment agreement of the president, Rene Arbic, is now filed as an exhibit.  Material consulting agreements are likewise filed as exhibits.

3.

The “strategic partnership” between Valtech Communications and the Groupe Canvar which was the subject of a press release dated February 3, 2009 proceeded without a written agreement. Substantially, it involved installation of Valtech triple play telecommunications services in buildings owned by Canvar. As an example, Valtech is wiring and installing its triple play telecommunications systems in all the rental apartments atop Canvar’s Hilton Garden Hotel in downtown Montreal. It was the opinion of management of the Registrant that the filing of an 8-K (disclosing the entry into a definitive agreement) would have been appropriate upon its execution. Since the strategic partnership progressed without an agreement; no 8-K has been filed. If the relationship between Valtech and Canvar is documented, an 8-K will be filed at that time.

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Item 1. Business

4.

 The Business section has been revised to contain more information about the Registrant’s business and in particular, the competitive nature of its business.  Included is a discussion of the Registrant’s competitive position within its industry, the names of its competitors and its methods of meeting the competition, primarily better quality service and lower prices.

5.

The Business section has been amended to include disclosure that Valtech owns no patents or other intellectual property. In addition, a risk factor, on point, has been added.

6.

We have amended the notes to the financial statements to include the names of the two customers which represented (at November 30, 2008) 41% of the Registrant’s accounts receivables. The accounts receivable represent sums due Valtech for installation of telecommunications equipment in premises owned by both parties and were paid in full. They do not represent an ongoing concentration of business as the occupants of the premises for which the installation was accomplished are the actual customers of Valtech. In essence, there is no concentration of business risk.

7.

The number of full-time and part-time employees are now listed.

Item 1A. Risk Factors

8.

The Risk Factor section has been revised to include disclosure of the going-concern caveat of the auditor. The risk factor also notes that the going concern caveat applies to the business expansion goals of Valtech and if Valtech would stop expanding, it would be profitable as its business involves expenditures of labor and materials/equipment prior to the receipt of revenues from installations.

Item 3. Legal Proceedings

9.

The Legal Proceedings discussion has been revised to include the name of the court in which the suit is pending, the date instituted, the principal parties involved, a description of the factual basis underlying the suit, and the relief sought.

Securities Authorized for Issuance for Equity Compensation

10.

This discussion has been revised and information is now presented in tabular format.

Sales of Unregistered Equity Securities

11.

Discussion has been revised to include all the information required pursuant to Item 701 of Regulation S-K, pertaining to the sales and issuances of unregistered securities by the Registrant within the past three years.

Item 7 Management’s Discussion and Analysis

12.

A discussion entitled “Liquidity” has been added.

Results of Operations

The reasons for material period-to-period changes are given including prospective implications.

Item 9A(T) Controls and Procedures

13, 14, 15, 16, 17 and 18

The major problem which is now discussed in detail was not internal controls which were well designed by management and carried out by Alex Kestenbaum, CFO, an experienced accountant who is also Vice-President Finance of Canvar. The problem, which has been solved, was the translation of Canadian GAAP financial statements of a private company (Valtech) which used a calendar year-end to USGAAP of the Registrant which used a November 30th year end. It took the change of Valtech’s year–end to conform to the Registrant’s and experience in the requirements of public company USGAAP reporting which the Registrant now has. This transition is now disclosed.

Summary Compensation

19. The table name has now been re-titled “Summary Compensation Table.” Rene Arbic is the only management employee of the Registrant or its subsidiary Valtech who received compensation. Thus, no other management employees are listed thereon.

Item 12 Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

20.

The address of each beneficial of 5% or more of the Registrant’s common stock is now provided. Since no “5% shareholder” has the right to acquire any additional shares of Hipso’s common stock, no footnote is provided.

Please contact me if any additional information or materials are required.

Very truly yours,

/s/Joel Pensley

Joel Pensley

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